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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  Guilford Pharmaceutical Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  401829106

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

           Mr. Arnold Snider c/o Deerfield Management,
                450 Lexington Avenue, Suite 1930,
            New York, New York 10017, (212) 551-1600

     (Date of Event which Requires Filing of this Statement)

                          July 9, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 401829106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield Capital, L.P.  #13-3745117

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         469,050

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         469,050

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         469,050

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         5.0%

14. Type of Reporting Person

         PN














































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CUSIP No. 401829106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield Management Company  #13-3738772

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         30,950

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         30,950

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         30,950

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         .3%

14. Type of Reporting Person

         PN














































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CUSIP No. 401829106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Arnold H. Snider  ####-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         500,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         500,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         500,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.3%

14. Type of Reporting Person

         IN


Item 1.  Security and Issuer

         This statement relates to shares of common stock (the "Common Stock") of Guilford Pharmaceuticals Inc. (the "Company"). The Company's principal executive office is located at 6611 Tributary Street, Baltimore, Maryland 21224.

Item 2.  Identity and Background

         This statement is being filed on behalf of Deerfield Capital, L.P. ("Deerfield Capital"), a Delaware limited partnership, Deerfield Management Company ("Deerfield Management"), a New York limited partnership and Arnold
         H. Snider (together referred to as the "Reporting Persons"). The principal business of each of the Reporting Persons is to act as an investment adviser; the principal office of each of the Reporting Persons is at 450 Lexington Avenue, Suite 1930, New York, NY
         10017. Deerfield Capital is the general partner of Deerfield Partners, L.P., a Delaware limited partnership, and Deerfield Management is the investment manager of Deerfield International Limited, a British Virgin Islands corporation (together referred to as the "Funds").

         Arnold H. Snider is the sole shareholder, president and director of Snider Capital Corp., a Delaware corporation which serves as the general partner of Deerfield Capital. Mr. Snider is also the sole shareholder, president and director of Snider Management Corporation, a Delaware corporation which serves as the general partner of Deerfield Management.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating


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         activities subject to, federal or state securities laws
         or finding any violations with respect to such laws.

         Mr. Snider is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 500,000 shares of the Company's Common Stock. All 500,000 shares of Common Stock are held by the Funds. The shares of Common Stock were purchased in open market transactions at an aggregate cost of $11,672,877. The funds for the purchase of the Common Stock held in the Funds came from each entity's own funds or from margin loans entered into in the ordinary course of business.

Item 4.  Purpose of Transactions.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 500,000 shares of the Company's Common Stock. Based on information received from the Company, we believe there to be 9,301,062 shares of the Company's Common Stock outstanding as of March 31, 1996. Therefore, the Reporting Persons beneficially own an aggregate of 5.3% of the Company's outstanding shares of Common Stock. Deerfield Capital beneficially owns 469,050 shares of Common Stock, through Deerfield Capital and Deerfield Management, equal to 5.0% of the Company's outstanding shares of Common Stock. Deerfield Management beneficially owns 30,050 shares of Common Stock, equal to .3% of the Company's outstanding shares of Common Stock. Mr. Snider beneficially owns, through Deerfield Capital and Deerfield Management, 500,000 shares of Common Stock equal to 5.3% of the Company's outstanding shares of Common Stock. The Reporting Persons have the shared power to vote, direct the vote, dispose of or direct the disposition of all the shares of the



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         Company's Common Stock that they currently beneficially
         own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by the Reporting Persons during the past 60 days.






































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         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

July 15, 1996



DEERFIELD CAPITAL, L.P.


By: Snider Capital Corp.,
    General Partner

By: /s/ Arnold H. Snider

    ___________________________
    Arnold H. Snider, President



DEERFIELD MANAGEMENT COMPANY

By: Snider Management Company,
    General Partner

By: /s/ Arnold H. Snider

    ___________________________
    Arnold H. Snider, President



ARNOLD H. SNIDER

/s/ Arnold H. Snider













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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

Transaction        Shares Acquired     Price Per Share
Date               (Sold)              (Not Including Commission)
______________     _______________     __________________________

6/03/96                1,000                34.25

6/03/96               (1,000)               34.25

6/14/96               10,000                29

6/17/96               40,000                28.228

6/18/96               35,000                27.509

6/19/96               60,000                26.818

6/21/96                5,000                25.375

7/01/96                2,200                23.55

7/01/96               (2,200)               23.55

7/02/96                1,000                21.31

7/02/96               20,000                21.62

7/03/96               10,000                22.12

7/08/96                7,500                21.50

7/09/96               26,500                21.50

7/10/96               10,000                20.87

7/11/96               10,000                20.52

7/12/96               15,000                20.4167











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